UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Limited (the “Company”) is providing the following update with regards to actions it is taking to strengthen its balance sheet as part of its recently announced Bitcoin treasury plan. On November 13, 2024, the Company allocated the first $10.0 million tranche in cash to commence its Bitcoin accumulation program with immediate effect. The Company reduced its debt by $5.2 million via the early repayment of the remaining principal balance and interest of the promissory note issued to it by Alto Master Opportunity Fund in April 2024, repaying the note 12 months early, and the Company withheld the distribution and voting rights of 7.4 million ordinary shares of the company via a temporary restraining order.

As previously disclosed, on November 12, 2024, the Company received a favorable ruling by the United States District Court for the Southern District of New York in its petition to issue a Temporary Restraining Order (RTO) enjoining VStock Transfer from transferring the Company’s ordinary shares previously issued by Genius Group Limited (the “Company”) to LZGI as part of the previously disclosed asset acquisition. This amounted to a total of 7.4 million shares of the company which are now under the RTO. In addition to the favorable ruling to Genius set forth above, the Court also ordered that LZGI and its Officers are enjoined from participating in any shareholder meeting and from participating in Genius shareholder voting.

The Company has established a relationship with Coinbase in Singapore as its Bitcoin custodian. As a Singapore registered company, the Company benefits from 0% capital gains tax on its Bitcoin holdings. The Company will continue to take the appropriate actions to strengthen its balance sheet and plans to report its Bitcoin holdings on an ongoing basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: November 14, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)